Exhibit 99.1

YOUR COMMUNICATIONS ACQUISITION OF EUROCALL

Your Communications, the telecommunications arm of United Utilities PLC, has purchased Eurocall, a privately owned UK business telecommunications company based in the North West of England.

Eurocall has been acquired for a cash consideration of £42 million, of which £30 million is due immediately, and £12 million is payable in two stages over the next 18 months.

The acquired business, which is profitable and cash flow positive, has annualised revenues of around £55 million. United Utilities expects to fund the acquisition from the post-tax cash flows of its enlarged Your Communications business over the next three years.

All of Eurocall's 15,000 customers and 137 employees will transfer to Your Communications as part of the deal.

The rationale for the acquisition is that it complements the existing operations of Your Communications, and adds significant breadth and depth to its customer base. The acquisition will also enable Your Communications to deliver significant business improvements and savings by integrating the operations of the two businesses, both of which are based in Manchester.

Chief Executive of United Utilities, John Roberts, said:

"This is a unique acquisition opportunity that will significantly improve the trading position of Your Communications. It plays to our existing strengths and is another step on the path towards making the business financially robust.

"Our long-term strategy for the business remains unchanged. We will continue to develop Your Communications with a view to its disposal at a point in time when shareholder value can be maximised. By participating in the ongoing consolidation within the telecoms industry now, Your Communications is strengthening its position for the future."

Notes

Your Communications offers voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in the Midlands and North of England. It had turnover of £86.9 million in the six months to 30 September 2003, and £161.7 million for the year ended 31 March 2003.

Eurocall is one of the UK’s largest providers of telecom services to the SME market. It has offices in Sale, Greater Manchester and London, and was incorporated in 1995.

United Utilities' contacts:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000
Simon Bielecki, Investor Relations Manager	+44 (0)1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0)20 7307 0309

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.